

Dan Brooks · 2nd

Senior Associate at Sun Mountain Capital

Santa Fe, New Mexico, United States · **Contact info**

500+ connections

 1 mutual connection: Mehrdad Arjmand

Connect 🔒 **Message** **More**

 Sun Mountain Capital

 The University of New
Mexico - Robert O.
Anderson School of
Management

Activity

1,458 followers

Dan hasn't posted lately

Dan's recent posts and comments will be displayed here.

Show all activity →

Experience

 **Sun Mountain Capital**
9 yrs 2 mos
Santa Fe, New Mexico Area

Senior Associate
Jan 2018 - Present · 4 yrs 6 mos

Associate
Aug 2015 - Jan 2018 · 2 yrs 6 mos

Sun Mountain Capital is a private equity, venture capital and debt investment firm with expertise
establishing and managing customized private equity and debt programs across the United S ...see more

Private Equity Analyst
May 2013 - Aug 2015 · 2 yrs 4 mos

Sun Mountain Capital is a private equity, venture capital and debt investment firm with expertise
establishing and managing customized private equity and debt programs across the United S ...see more

 **Executive Budget Analyst**
New Mexico Department of Finance and Administration
Nov 2012 - May 2013 · 7 mos
Santa Fe, New Mexico Area

Collaborate with agency directors, cabinet secretaries and CFO's to determine operating needs and
develop budgets for government agencies primarily in the area of pensions and investing, hea ...see more

 **Intern**
Sun Mountain Capital
Jun 2012 - Nov 2012 · 6 mos

Education

 **UNM Anderson School of Management**
Bachelor of Business Administration (BBA), Bachelor of Arts Economics
2007 - 2012
Grade: Magna Cum Laude
Activities and societies: Delta Sigma Pi, Omicron Delta Epsilon

Attended UNM on the Presidential Scholarship, Completed University Honors Program

---

Licenses & certifications

 **Series 65**
FINRA
Issued Nov 2013 · No Expiration Date

Skills

Due Diligence

 Endorsed by 3 colleagues at Sun Mountain Capital

👥 53 endorsements

Venture Capital

Endorsed by 2 colleagues at Sun Mountain Capital

👥 53 endorsements

Financial Analysis

Endorsed by Kevin Raisch who is highly skilled at this



Endorsed by 3 colleagues at Sun Mountain Capital

43 endorsements

Show all 37 skills →

Recommendations

Received Given

Nicholas Gibson · 3rd
Associate Attorney
February 2, 2016, Nicholas and Dan studied together

Dan is goal-oriented professional who demonstrates excellent problem solving skills. He has never stopped improving and striving to complete the next task with positivity and determination. His ability to determine an issue and use out-of-the box solutions is what makes him such an exceptional associate. It is a pleasure to work with Dan and would recommend him to any employer.

Languages

English

Spanish

Interests

Influencers Companies Groups Schools

Arianna Huffington · 2nd
Founder and CEO at Thrive
10,132,942 followers

Jeff Weiner · 3rd
Executive Chairman at LinkedIn / Founding Partner Next Play Ventures
10,701,881 followers

Show all 38 influencers →

Causes

Economic Empowerment • Arts and Culture • Civil Rights and Social Action • Human Rights • Politics • Science and Technology